

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 8, 2017

David J. West
President
The Simply Good Foods Company
3 Greenwich Office Park, 2nd Floor
Greenwich, CT 06831

Re: The Simply Good Foods Company
Registration Statement on Form S-4
Filed April 11, 2017
File No. 333-217244

Dear Mr. West:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with support for certain claims made throughout your registration statement, such as the following:

- Atkins' brand has "85% aided brand awareness." Page 17. Please also revise your disclosure to explain how aided brand awareness is a useful metric;
- "Atkins continues to add new customers, demonstrated by its 9% compound annual increase in its customers over the past five years." Page 17;
- "73% of consumers are seeking to lower their carbohydrate intake according to Health Focus International." Page 17; and
- "Based on Atkins' management market research, Atkins believes that the addressable market for its products is expandable from 8 million . . . to approximately 46 million." Page 18.

Questions and Answers About the Proposals for Stockholders, page 5

Q: Will the Company obtain new financing in connection with the Business Combination?, page 6

2.   Please file the debt commitment letter as an exhibit. Refer to Item 21(a) of Form S-4 and Item 601(b)(10) of Regulation S-K. In addition, at page 43, please expand your risk factor entitled "Simply Good Foods' credit facilities will contain financial and other covenants. . ." to specify the material restrictive covenants contemplated by the debt commitment letter. By way of example only, we note that the "maximum total net leverage ratio threshold" and amount of outstanding borrowings at which the covenant applies are not disclosed. Please also tell us when the definitive documents for the loan and credit facility will be available.

Summary of the Proxy Statement/Prospectus, page 14

Atkins, page 14

3.   With respect to any disclosure attributed to information from industry sources or other third-parties such as from Information Resources, Inc., Nielson, Retail Link or Millward Brown presented in your disclosure, please supplementally provide us with the relevant portions of such report or publication. Please tell us whether you commissioned any of the referenced studies.

4.   We note your charts titled "~ $600M Brand" and "U.S. Snacking POS Data." Please revise this presentation to reconcile the sales figures in this chart to the net sales figures contained on page F-17 of the prospectus. Please explain the relation between retail sales and your net sales and why you believe retail sales figures are useful to present along with your consolidated net sales. Please also clarify the following:

- Any material assumptions in the calculation of the third-party retail sales figures, such as POS data. For instance, does the data only represent a sample, or does this encompass all sales recorded at the point of sale;
- The relevance of including frozen meals sales for investors evaluating your company, considering the license agreement with Bellisio Foods, Inc. entered into September 2016 appears to cause your net sales attributed to license revenue to substantially diverge from the brand's frozen meals retail sales;
- How you calculated International fiscal year 2016 retail net sales of $40M, which is attributed to "Company reported net sales for international" considering your summary of geographic information on page F-37 discloses $27.9M in net sales.

Finally, explain to us why you present figures from a third party rather than those based on your own records.

Structure of the Business Combination, page 19

5.   Please include post-closings charts to depict scenarios assuming i) no redemption and ii) maximum redemption. The charts should include share information for each class of shareholder (i.e. Sponsor, private placement common shareholders, etc.) and detail the assumptions underlying the provided figures.

Summary Historical Financial Information of Atkins, page 24

6.   We note your presentation of normalized adjusted net sales and EBITDA assumes the frozen meals licensing agreement was in place for all financial statements periods presented. The retrospective application of this arrangement that became effective on September 1, 2016 requires you to adjust for amounts not reflected in your historical financial statements and such does not appear to represent a non-GAAP measure. Please remove these measures from the prospectus.

7.   We note your non-GAAP measure, Adjusted EBITDA excludes management fees and transaction Fees/IPO Readiness costs. Given the historical occurrence of these costs, please explain why you believe their removal reflects a more accurate depiction of your ongoing operations.

Risk Factors, page 29

Risks Related to Atkins' Operations, page 29

All of Atkins' products must comply with regulations of the Food and Drug Administration ..., page 33

8.   You disclose that FDA has not defined nutrient content claims with respect to carbohydrates, but has not objected to the "net carbohydrate" type of information on food labels if the label adequately explains how the terns are used. Please revise to explain your use of the term "net carbohydrates" and also certain of your core ingredients discussed in this risk factor, such as sugar alcohols. We note your use of the term "net carbs" in discussing Atkins' products on page 121, but we note that term does not appear defined or explained there or elsewhere in the registration statement.

Risks Related to the Company and the Business Combination, page 41

Sponsor, directors and officers have a conflict of interest in determining to pursue the acquisition of Atkins…, page 47

9.   Please quantify the out-of-pocket expenses incurred by your Sponsor, executive officers, directors, and their respective affiliates as of a recent practicable date.

Unaudited Pro Forma Condensed Combined Financial Information, page 56

10.   Please present in a tabular format the calculation of Atkin's 12 Month Ended February 25, 2017 statement of operations information to fully comply with the guidance in Rule 11-02(c)(3) of Regulation S-X.

11.   We note the frozen meals licensing agreement you entered into in July 2016 will materially impact your net sales and related cost of goods sold. Please tell what consideration you have given to presenting pro forma statement of operations information as if the licensing agreement had been in place for the entire twelve months ended February 25, 2017.

12.   In a note to the pro forma financial information, please disclose how you calculated the number of shares of common stock outstanding to compute pro forma earnings per share amounts under both scenarios.

13.   We note that you have utilized $10 price per share for purposes of calculating the fair value of equity to be issued in consideration for the business combination. Please clarify your intentions with regard to updating the purchase price computation based on a more current market price of your public shares prior to effectiveness. Also, include a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in your public shares´ price.

14.   We note your disclosure that Atkins debt will not be assumed or repaid by Conyers Park as part of the business combination. Please clarify, if true, that the debt will be assumed by the selling equityholders.

15.   We note prior to closing the business combination you will enter into a tax receivable agreement with Roark Capital Acquisition LLC, a representative of the selling shareholders that will require you to make payments to the selling shareholders for certain tax benefits deemed realized in future periods. Further, we note pro forma adjustment (f) records the liability related to the tax receivable agreement with an offset to Additional paid in capital. Please explain why you do not believe this agreement is part of the business combination, which would require the liability to be reflected as contingent consideration in the purchase price allocation in Note 2 of the pro forma financial statements. Please cite the specific authoritative literature you utilized to support your accounting treatment.

16.   We note on page 134 you discuss benefits that will be paid out to certain executive officers of Atkins upon a change in control. Please confirm the proposed business combination would represent a change in control per the respective agreements, and if so, tell us whether you have reflected the payments in the pro forma balance sheet.

Background of the Business Combination, page 79

17. Please name the individuals who participated in each stage of the discussions and negotiations. By way of example only, we note references to the management teams of Atkins and Conyers Park. Please also disclose the material items discussed at each such meeting or negotiation. By way of example only, please elaborate on the update Conyers Park management gave on the four active discussions regarding potential target businesses at the November 10, 2016 meeting, Atkins' management presentation of the financial performance of Atkins at the February 15, 2017 meeting, or Conyers Park board's discussion of how the transaction was valued at the March 29, 2017 meeting.

18. Please disclose the size and material attributes of the "more than 20 potential targets" with which Conyers Park initiated contact, and in particular the four that you ended up in active discussions with regarding potential target businesses.

19. We note that Conyers Park submitted a non-binding bid of $750 million based on its estimate of company EBITDA of $75 million. Please expand this disclosure to describe how the board of directors arrived at this EBITDA estimate and why the board of directors chose that metric.

20. We note your disclosure regarding Conyers Park's proposed $700 million purchase price plus additional contingent consideration, the increase of this offer by $9 million and agreement to pay another $21 million, and the agreement of the parties on a purchase price of $730 million. Please revise your disclosure to clarify the "additional contingent consideration" of the first offer, why Conyers Park increased its offers, how Conyers Park determined the structure and value of its offers, and how Atkins responded to each offer.

21. We note your disclosure regarding negotiation of the terms of the Merger Agreement, Tax Receivable Agreement, and Investor Rights Agreement. Please expand your disclosure to identify the material terms negotiated in these agreements and discuss briefly how the various identified issues were resolved, including any material concessions the parties made to move toward a final agreement. In that regard, we note that Kirland & Ellis LLP sent comments to the Merger Agreement to King & Spalding LLP on March 1, 2017 and the parties exchanged drafts of these documents throughout March. In addition, please clarify the "remaining business issues" resolved in the April 2, 2017 conference call.

22. Please clarify if the Conyers Park board approved the merger and all transactions contemplated thereby, including the related private placement financing and debt commitment negotiated after the board gave its approval to the merger agreement on April 3, 2017.

The Company's Board of Directors' Reasons for the Approval of the Business Combination, page 82

23.   We note that the board of directors of Conyers Park reviewed "research on comparable companies and transactions within the consumer sector" and reports prepared by "external advisors." Please identify the comparable companies, comparable transactions, and external advisors.

24.   Please elaborate on the financial and valuation analysis conducted and the detailed independent financial model created.

25.   Please expand your disclosure regarding the negative factors considered by Conyers Park's board of directors. In this regard, we note your reference to the Risk Factors section. In addition, please disclose whether the board of directors gave consideration to the net loss that Atkins recorded in a recent fiscal period.

Material U.S. Federal Income Tax Considerations to Conyers Park Common Stockholders and Warrant Holders, page 87

Tax Consequences of the Parent Merger, page 90

26.   We note your disclosure that you believe this transaction should not be taxable. Please provide a tax opinion as an exhibit or tell us why such opinion is not required. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2. of Staff Legal Bulletin No. 19, which is available on our website.

Information About Atkins, page 116

27.   We note that Atkins Nutritionals emerged from bankruptcy in 2006. Please tell us what consideration you gave to disclosing the nature and results of this bankruptcy here and in your discussion of Atkins beginning at page 14. Refer to Item 101(a) of Regulation S-K

Executive Officers, page 128

28.   Please revise the biographies of Shaun P. Mara, Annita M. Menogan, and Timothy A. Matthews to clarify their business experience over the past five years, including the dates of employment. Refer to Item 401(e)(1) of Regulation S-K.

Atkins Executive Compensation, page 129

Employment Agreements, page 129

29.   Please file your employment agreement with Mr. Scalzo, severance agreement with Mr. Mara, and employment letter with Mr. Parker. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Performance-Based Cash Incentive Compensation, page 131

30.   Please disclose your sales growth and EBITDA targets and the amounts achieved. Refer to Item 402(b)(2)(v) of Regulation S-K. Alternatively, please provide us supplementally with a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for your conclusion that disclosure of the targets will cause you competitive harm. Refer to Question 118.04 of Compliance & Disclosure Interpretations, Regulation S-K, which is available on our website.

Atkins' Management's Discussion and Analysis of Financial Condition and Results of Operations, page 137

31.   When you attribute changes in significant items to more than one factor or element, please quantify the impact of each factor or element. For example, on page 140 you state the decrease in cost of goods sold for the 26-week period ended February 25, 2017 (unaudited) compared to the 26-week period ended February 27, 2016 was principally due to the licensing of Atkins' frozen meals and the elimination of the related cost of goods sold but was partially offset by an increase in cost of goods sold due to the increase in net sales from its snacking business and the acquisition of Wellness Foods to the portfolio. Please refer to Item 303(a)(3) of Regulation S-K, FRC Section 501.04 for further guidance.

Comparison of Results for the 26-Week Period Ended February 25, 2017 and February 27, 2016, page 140

Net sales, page 140

32.   We note that the $10.1 million increase in net sales on snacking products was primarily due to an increase in consumer consumption of snacking products at retail of $11.7 million, or 7%. Please clarify how your consolidated net revenue is directly impacted by sales occurring at retail and revise as necessary throughout your filing. Lastly, revise your revenue discussions to identify (and quantify) changes resulting from demand, prices and other factors.

Management and Board of Directors After the Business Combination, page 155

Management and Board of Directors, page 155

33.   We note your disclosure regarding who will serve as directors of the post-combination company. Please file all consents required by Securities Act Rule 438.

          We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

          You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

                                                        Sincerely,

                                                        /s/H. Roger Schwall

                                                        H. Roger Schwall
                                                        Assistant Director
                                                        Office of Natural Resources

cc: Christian O. Nagler
        Kirkland & Ellis LLP